September 6, 2024

Sergio Traversa
Chief Executive Officer
Relmada Therapeutics, Inc.
2222 Ponce de Leon Blvd., Floor 3
Coral Gables, FL 33134

       Re: Relmada Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed August 30, 2024
           File No. 333-281877
Dear Sergio Traversa:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Gregory Sichenzia, Esq.